Exhibit 99.3

July 7, 2009

CONFIDENTIAL

Maximus Holdings Inc.

c/o Symphony Technology Group

2475 Hanover Street

Palo Alto, CA 94304

Re:	STG Equity and Debt Commitment

Ladies and Gentlemen:

Reference is made to that Agreement and Plan of Merger, dated as of July 7, 2009 (the “Merger Agreement”), by and among Maximus Holdings Inc., a Delaware corporation (“Parent”), Maximus Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and MSC.Software Corporation, a Delaware corporation (the “Company”). Capitalized terms in this commitment letter (this “Commitment Letter”) used but not defined herein shall have the meanings ascribed to such terms under the Merger Agreement. As used herein, the terms “Parent” and “Merger Sub” shall include any entity to which Parent or Merger Sub, as applicable, shall assign their respective rights, interests and obligations under the Merger Agreement in accordance with Section 11.06 thereof.

Subject only to satisfaction or waiver, at or prior to the Closing Date, of each of the conditions to the obligation of Parent and Merger Sub to effect the Merger as set forth in Sections 9.01 and 9.02 of the Merger Agreement, the signatories to this Commitment Letter, each of STG III, L.P., a Delaware limited partnership (“STG III”), and STG III-A, L.P., a Delaware limited partnership (“STG III-A” and, together with STG III, “STG”, and each, individually, an “STG Party”), severally and not jointly (based on their respective Pro Rata Portions (as defined below)), hereby confirms that it will contribute, or cause to be contributed, to Parent, at or prior to Closing, immediately available funds in an amount equal to $88,288,889 and $11,711,111, respectively (the “Capital”), in exchange for the equity and debt securities described in Exhibit A. The “Pro Rata Portion” for STG III shall be 88.29%, and the “Pro Rata Portion” for STG III-A shall be 11.71%.

The obligation of each STG Party to effect the transfers contemplated herein shall be subject to the following conditions precedent: (a) the negotiation and execution at or prior to Closing of definitive documentation providing for the issuance of the securities described in Exhibit A, and the other arrangements described in Exhibit A, in each case on the terms and conditions set forth in Exhibit A, including the execution of the stockholder agreement contemplated thereby by each stockholder of Parent as of the Closing (the “Investment Documentation”), (b) the effective filing of a certificate of incorporation or certificate of designation establishing and authorizing the preferred stock contemplated by Exhibit A in accordance with the terms set forth in Exhibit A, (c) the absence of any prohibition against the consummation of the transactions contemplated hereby by any applicable law, statute, rule, regulation, judgment or order of any governmental authority of competent jurisdiction and (d)

the satisfaction or waiver, at or prior to the Closing Date, of each of the conditions to the obligation of Parent and Merger Sub to effect the Merger as set forth in Sections 9.01 and 9.02 of the Merger Agreement.

Each STG Party and Parent agree to negotiate in good faith the Investment Documentation.

Each STG Party hereby represents and warrants, severally and not jointly, that (a) as of the date hereof it has, and as of the Closing Date it will have, unexpired capital commitments from its partners at least equal to the Capital, and (b) this Commitment Letter has been duly executed and delivered and constitutes the legal, valid and binding commitment of such STG Party to provide such STG Party’s Pro Rata Potion of the Capital as set forth above, enforceable in accordance with its terms.

Each STG Party reserves the right, prior to or after execution of definitive documentation for the financing transactions contemplated hereby, to cause any portion of its obligation to provide such STG Party’s Pro Rata Portion of the Capital hereunder (such STG Party’s “Commitment”) to be fulfilled by causing one or more of its Affiliates or other investors to actually fund all or any portion of the investment in Parent required by this Commitment Letter, and upon the actual funding of such portion of such STG Party’s Commitment, such STG Party’s remaining Commitment hereunder shall be correspondingly reduced.

Each STG Party’s obligation to fund such STG Party’s Commitment will expire on the earlier to occur of (i) the consummation of the Merger and the satisfaction of Parent’s payment obligations under Article 2 of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with the terms thereof, (iii) the time at which the Company or any of its Affiliates asserts in any litigation or other proceeding any claim under the limited guarantee of even date herewith delivered by the STG Parties (the “Limited Guarantee”), or otherwise against either STG Party or any of their respective Affiliates in connection with the Merger Agreement or any of the transactions contemplated hereby or thereby, and (iv) the one-year anniversary of the date hereof. From and after the expiration of all of STG’s obligations under this Commitment Letter, neither STG nor any of its directors, officers, partners, employees, investors or Affiliates will have any further liability or obligation to any Person or entity as a result of this Commitment Letter.

This Commitment Letter shall be binding solely on, and inure solely to the benefit of, the undersigned and Parent and their respective successors and permitted assigns, and nothing set forth in this Commitment Letter shall be construed to confer upon or give to any Person other than the undersigned and Parent and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the obligation to fund the Commitment or any provisions of this letter.

Notwithstanding anything that may be expressed or implied in this Commitment Letter, Parent, by its acceptance of the benefits of this equity commitment, covenants, agrees and acknowledges that no Person other than STG and its successors and permitted assigns shall have any obligation hereunder and that, notwithstanding that STG or any of its successors or permitted assigns may be a partnership or limited liability company, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of STG or any of its successors or permitted assigns or any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of STG or any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of any of the foregoing, as such, for any obligations of STG or any of its successors or permitted assigns under this Commitment Letter or any documents or instrument delivered in connection herewith or for any claim based on, in respect of, or by reason of such obligation or their creation.

This Commitment Letter may only be enforced by Parent at the direction of STG in its sole discretion. Parent shall have no right to enforce this Commitment Letter unless directed to do so by STG in its sole discretion. Parent’s creditors shall have no right to enforce this Commitment Letter or to cause Parent to enforce this Commitment Letter.

Concurrently with the execution and delivery of this Commitment Letter, each STG Party is executing and delivering to the Company a Limited Guarantee related to the obligations of Parent and Merger Sub under clauses 11.04(c) and 11.04(d) of the Merger Agreement. As and to the extent provided for in the Limited Guarantee, the Company’s remedies against STG under the Limited Guarantee shall, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company and its Affiliates against STG and any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of STG or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement and the transactions contemplated thereby, including in the event Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not Parent’s or Merger Sub’s breach is caused by STG’s breach of its obligations under this Commitment Letter. Nothing in this Commitment Letter, express or implied, is intended to or shall confer upon any Person, other than Parent and STG, any right, benefit or remedy of any nature whatsoever under or by reason of this Commitment Letter.

This Commitment Letter shall be governed and construed in accordance with the laws of the State of New York without regard to its conflict of laws provisions. Under no circumstances shall STG or any of its directors, officers, partners, employees, investors or affiliates be liable to any Person for incidental, consequential, punitive, exemplary, or special damages.

EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS COMMITMENT LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

This Commitment Letter may be signed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement. The rights of Parent or the beneficiary under this Commitment Letter may not be assigned in any manner without STG’s prior written consent. The obligations of STG under this Commitment Letter may not be assigned in any manner except as expressly set forth herein.

[Signature page follows]

Sincerely,

STG III, L.P. and STG III-A, L.P. each by STG III GP, L.P., its General Partner by STG UGP, LLC, its General Partner

By:	/s/ William F. Chisholm
Name:	William F. Chisholm
Title:	Managing Director

Accepted and Agreed to as of the date first above written.

MAXIMUS HOLDINGS INC.

By:	/s/ William F. Chisholm
Name:	William F. Chisholm
Title:	Managing Director

[Signature Page to Equity Commitment Letter]

Exhibit A

INDICATIVE TERM SHEET

THIS TERM SHEET HAS BEEN PREPARED SOLELY TO FACILITATE DISCUSSIONS OF A POSSIBLE TRANSACTION AMONG THE PARTIES IDENTIFIED HEREIN. IT IS NOT INTENDED, AND WILL NOT BE DEEMED, TO CONSTITUTE AN OFFER OR AGREEMENT, OR TO CREATE LEGALLY BINDING OR ENFORCEABLE OBLIGATIONS, OF ANY TYPE OR NATURE. NO SUCH OFFER, AGREEMENT OR OBLIGATIONS SHALL BE MADE OR CREATED AMONG THE PARTIES IDENTIFIED HEREIN EXCEPT PURSUANT TO A WRITTEN AGREEMENT EXECUTED BY SUCH PARTIES.

Terms of the Investment

The Transaction

Symphony Technology Group and/or its designated affiliate (“STG”) and Elliott Associates, L.P., Manchester Securities Corp (“Manchester”), a wholly-owned subsidiary of Elliott Associates, L.P. and/or their designated affiliates (collectively, “Elliott”) would jointly finance the acquisition of MSC.Software Corporation (“MSC”).

STG’s investment would be in the form of Convertible Participating Preferred Equity (the “Preferred Stock”), Senior Convertible Subordinated Notes (the “Convertible Notes”) and vested penny warrants (the “Vested Warrants” or the “Warrants”), issued in a newly formed acquisition vehicle (the “Company”). Elliott’s investment would be in a combination of the same series of Preferred Stock issued to STG and in Senior Subordinated Notes (the “Notes”).

STG’s investment will be made in the form of cash in the amount of $100,000,000. Elliott’s investment will be made in the form of (i) the contribution of 6,060,058 shares of MSC common stock valued at the MSC acquisition price of $7.63 and (ii) cash in the amount of $49,761,757.46. In exchange for such contribution, (a) STG will receive $48.0 million in initial principal amount of Convertible Notes and $52.0 million in initial liquidation preference of Preferred Stock, and (b) Elliott will receive $48.0 million in initial principal amount of Notes and $48.0 million in initial liquidation preference of Preferred Stock. At closing, Elliott’s initial investment would constitute approximately 25.0% of the fully diluted equity of the Company, STG’s initial investment would constitute approximately 65.0% of the fully diluted equity of the Company, and the management option pool referred to below would constitute 10% of the fully-diluted equity of the Company (in each case determined after giving effect to the Warrants).

The Preferred Stock, Convertible Notes and Notes will be issued pursuant to a contribution and purchase agreement in customary form.

Closing	Concurrent with the closing of the acquisition of MSC by the Company.

Terms of Subordinated Notes

Maturity	100.0% of the outstanding Principal Amount of the Notes and all accrued interest on the Notes shall be repaid five (5) years from the Closing Date.

Interest Rate	15.5%, paid-in-kind, until the fourth (4th) anniversary of the Closing Date; 20%, paid-in-kind, thereafter.

Basis of Interest Calculation	360 days (twelve 30-day periods).

Redemption at Company’s Option	The Notes will be prepayable at the Company’s option at any time, without penalty.

Redemption at the Holder’s Option

Elliott shall have the right to require the Company to purchase all or a portion of its outstanding Notes at par plus accrued and unpaid interest on the Principal Amount of the Notes to be prepaid upon the occurrence at any time of any one of the following events: (i) an initial public offering of debt or equity securities of the Company ; (ii) the sale of all or substantially all of the assets of the Company; and/or (iii) a Change of Control of the Company; provided, however, that in each case, the Principal Amount of the Notes shall only be prepaid to the extent allowed by the Senior Debt and the Company’s cash on hand after allowing the Company to retain sufficient cash as determined in good faith by the Company in its best judgment that it needs for working capital for the Company’s operations.

Any redemption or repurchase of the Notes shall be done on a pari passu basis with the Convertible Notes (to the extent the holders of the Convertible Notes choose to participate).

So long as any Notes remain outstanding, the Company shall not redeem or repurchase any Preferred Stock or Junior Securities.

Change in Control	Over 50% of the outstanding fully diluted shares of the Company are owned by a person or group who are not permitted holders (to be defined).

Covenants	No financial covenants. The purchase agreement governing the Notes will have affirmative and negative covenants (certain of which will be subject to materiality thresholds, baskets and customary exceptions and qualifications to be mutually agreed upon) applicable to the issuer of the Notes and its subsidiaries as are usual and customary for financings of this type including delivery of financial statements, reports and certificates; corporate existence; limitations on indebtedness (other than under the senior credit facility and permitted refinancings thereof); limitations on liens; limitations on disposal of assets; Change of Control put; limitations on investments and mergers and acquisitions (other than Permitted Acquisitions); limitations on dividends or distributions on, and redemptions and repurchases of, equity interests and other restricted payments; limitations on prepayments, redemptions and repurchases of certain subordinated debt; and limitations on transactions with affiliates.

Events of Default	The purchase agreement governing the Notes will include such events of default (certain of which will be subject to materiality thresholds, exceptions and grace periods to be mutually agreed upon) applicable to the issuer of the Notes and its subsidiaries as are usual and customary for financings of this type, including: non-payment of principal, interest and other amounts; non-performance of covenants and obligations; material judgments; bankruptcy or insolvency; acceleration of other material debt (including debt under the senior credit facility; provided, however, in the case of an acceleration based solely on a breach of a financial covenant in the Senior Debt, the holders of the Notes may not accelerate until the earliest to occur of: (i) the date STG and Elliott reasonably agree in good faith that the holders of the Senior Debt are reasonably likely to take imminent action to enforce their rights or remedies in respect of such acceleration, (ii) the date the holders of Senior Debt have commenced any action the against Company or any guarantor of the Senior Debt or any of their respective properties to enforce their rights or remedies in respect of such acceleration, (iii) the date that is 30 days after the date of delivery of such acceleration notice (if such acceleration notice has not been withdrawn prior to such date) and (iv) the occurrence of any acceleration of any material debt (including the Senior Debt) other than any acceleration based solely on a breach of a financial covenant in the Senior Debt); breach of any representation or warranty; actual or asserted invalidity of any guarantee with respect to the Notes; and ERISA events.

Ranking Priority	The Notes will be expressly subordinated only to “Senior Debt” in a maximum principal amount of $65,000,000 (plus a modest cushion to be negotiated) and will be pari passu with the Convertible Notes. “Senior Debt” will include all existing bank credit facilities and replacements therefore (as agreed). Subordination provisions will be negotiated with the Senior Debt holders.

Default Rate	The holders of the Notes shall be entitled to that rate of interest which is equal to the then current Interest Rate plus 2.0% per annum, compounded quarterly, from the date a default or an

Event of Default has occurred until the date such default or Event of Default is waived or cured in writing or otherwise satisfied in full.

Modifications and Amendments	Modifications and amendments of the Notes may be made by the Company with the consent of the holders of 66% of the then outstanding Principal Amount thereof, subject to customary 100% requirements.

Assignments; Right of First Refusal	The prior written consent (not to be unreasonably withheld, delayed or conditioned) of the Company is required for any assignment of Notes to any non-Elliott entity, except during an event of default. The Company has a “right of first offer” on the transfer of any Note to a non-Elliott entity, except during an event of default, with the “right of first offer” providing that if the holder of a Note proposes to sell a Note at a certain price to a non-Elliott entity, it shall first offer such Note (within a reasonable time period to be specified) to the Company and if the Company does not purchase such Note, such holder than can sell such Note to anyone else at that price or a higher price.

Terms of the Convertible Notes

Maturity	100.0% of the outstanding Principal Amount of the Convertible Notes shall be repaid five (5) years from the Closing Date.

Interest Rate	0%.

Conversion	The Convertible Notes will be convertible at any time, in whole or in part, at the option of the holder, into the number of shares of Preferred Stock obtained by dividing the principal amount of Convertible Notes being so converted by the Original Issue Price. The shares of Preferred Stock received upon any such conversion will have an accrued Liquidation Preference in an amount calculated as if such shares were outstanding since the Closing Date.

Redemption at the Holder’s Option

STG shall have the right to require the Company to purchase all or a portion of its outstanding Convertible Notes at par upon the occurrence at any time of any one of the following events: (i) an initial public offering of debt or equity securities of the Company; (ii) the sale of all or substantially all of the assets of the Company; and/or (iii) a Change of Control (as defined above) of the Company; provided, however, that in each case, the Principal Amount of the Convertible Notes shall only be prepaid to the extent allowed by the Senior Debt and the Company’s cash on hand after allowing the Company to retain sufficient cash as determined in good faith by the Company in its best judgment that it needs for working capital for the Company’s operations.

Any redemption or repurchase of the Convertible Notes shall be done on a pari passu basis with the Notes (to the extent the holders of the Notes choose to participate).

Ranking Priority	The Convertible Notes will be expressly subordinated only to Senior Debt in a maximum principal amount of $65,000,000 (plus a modest cushion to be negotiated) and will be pari passu with the Notes. “Senior Debt” will include all existing bank credit facilities and replacements therefore (as agreed). Subordination provisions will be negotiated with the Senior Debt holders.

Covenants	No financial covenants. The purchase agreement governing the Convertible Notes will have affirmative and negative covenants (certain of which will be subject to materiality thresholds, baskets and customary exceptions and qualifications to be mutually agreed upon) applicable to the issuer of the Notes and its subsidiaries as are usual and customary for financings of this type including delivery of financial statements, reports and certificates; corporate existence; limitations on indebtedness (other than under the senior credit facility and permitted refinancings thereof); limitations on liens; limitations on disposal of assets; Change of Control put; limitations on investments and mergers and acquisitions (other than Permitted Acquisitions); limitations on dividends or distributions on, and redemptions and repurchases of, equity interests and other restricted payments; limitations on prepayments, redemptions and repurchases of certain subordinated debt; and limitations on transactions with affiliates.

Events of Default	The purchase agreement governing the Convertible Notes will include such events of default (certain of which will be subject to materiality thresholds, exceptions and grace periods to be mutually agreed upon) applicable to the issuer of the Convertible Notes and its subsidiaries as are usual and customary for financings of this type, including: non-payment of principal, interest and other amounts; non-performance of covenants and obligations; material judgments; bankruptcy or insolvency; acceleration of other material debt (including debt under the senior credit facility; provided, however, in the case of an acceleration based solely on a breach of a financial covenant in the Senior Debt, the holders of the Convertible Notes may not accelerate until the earliest to occur of: (i) the date STG and Elliott reasonably agree in good faith that the holders of the Senior Debt are reasonably likely to take imminent action to enforce their rights or remedies in respect of such acceleration, (ii) the date the holders of Senior Debt have commenced any action the against Company or any guarantor of the Senior Debt or any of their respective properties to enforce their rights or remedies in respect of such acceleration, (iii) the date that is 30 days after the date of delivery of such acceleration notice (if such acceleration notice has not been withdrawn prior to such date) and (iv) the occurrence of any acceleration of any material debt (including the Senior Debt) other than any acceleration based solely on a breach of a financial covenant in the Senior Debt)); breach of any representation or warranty; actual or asserted invalidity of any guarantee with respect to the Convertible Notes; and ERISA events.

Modifications and Amendments	Modifications and amendments of the Convertible Notes may be made by the Company with the consent of the holders of 66% of the then outstanding Principal Amount thereof, subject to customary 100% requirements.

Assignments	The Convertible Notes may not be Transferred (as defined below).

Terms of the Preferred Stock

Dividends

The holders of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for payment of dividends, quarterly dividends in respect of each share of Preferred Stock equal to the greater of (x) a rate per annum of 8% of the Liquidation Preference (as defined below) and (y) the amount of dividends declared during such period on the number of shares of Common Stock into which such share of Preferred Stock is then convertible. Dividends on preferred shares will be cumulative and accrued and unpaid dividends will compound quarterly, on the basis of a 365-day year and the number of days elapsed.

The Company may not declare, pay or set aside for payment, any dividend on the shares of Common Stock or other securities ranking junior to the Preferred Stock or securities convertible into, or exchangeable or exercisable for, any such securities (“Junior Securities”) unless all accrued and unpaid dividends on the Preferred Stock (including for the then-current interest period) have been paid in full.

Liquidation Preference	Upon a liquidation or similar event with respect to Company, the holders of Preferred Stock will be entitled to receive, in preference to payment on Junior Securities, an amount with respect to each share of Preferred Stock equal to the greater of (i) the sum of (A) the original purchase price per share of Preferred Stock (as appropriately adjusted for stock splits, recapitalizations and similar events, the “Original Issue Price”) plus (B) all accrued and unpaid dividends (as appropriately adjusted for stock splits, recapitalizations and similar events, the “Liquidation Preference”) and (ii) the amount distributable to holders of shares of Common Stock in such event (assuming the conversion of all Preferred Stock, at the then-applicable Conversion Price).

In the case of any merger, reorganization, sale of a majority of the equity, or sale of all or substantially all of the assets, of the Company, or similar transaction, the proceeds of such transaction will be distributed in the same manner as in a liquidation.

Conversion	Each share of Preferred Stock will be convertible at any time, at the option of the holder, into the number of shares of common stock of the Company (“Common Stock”) obtained by dividing the Liquidation Preference by the then-applicable Conversion Price. The “Conversion Price” will initially be equal to the Original Issue Price and will be subject to adjustment as described below under “Anti-Dilution”.

Anti-Dilution	The Conversion Price will be subject to adjustment in the event that the Company issues additional equity securities or securities convertible into, or exchangeable or exercisable for, equity securities (“Equity Securities”) (other than pursuant to certain equity compensation arrangements approved by the Board and other customary carve-outs (“Excluded Transactions”)) at a per-share purchase price less than the then-applicable Conversion Price. The Conversion Price will be subject to adjustment on a broad-based (i.e., taking into account all issued and outstanding options) weighted average basis, which takes into account issuances of additional Equity Securities at prices less than the applicable Conversion Price. The Conversion Price will also be appropriately adjusted for stock splits, recapitalizations and similar events.

Mandatory Conversion	The Preferred Stock shall automatically convert into shares of Common Stock at the then-applicable Conversion Price upon the closing of a firmly underwritten public offering of shares of Common Stock with gross proceeds of at least $30 million and an initial per-share public offering price (after underwriting commissions and expenses) of no less than the Liquidation Preference (a “QPO”).

Redemption at the Option of the Holder

At any time following the fifth anniversary of the Closing, holders of at least a majority of the outstanding Preferred Stock will be entitled to cause the Company to redeem all of the outstanding Preferred Stock at a price per share equal to the greater of (i) the Liquidation Preference or (ii) the amount that would be distributable to holders of shares of Common Stock if the Company were to be liquidated immediately prior to such redemption (assuming the conversion of all Preferred Stock, at the then-applicable Conversion Price).

To the extent the Company does not then have funds legally available for the redemption of all Preferred Stock to be redeemed, the Company will redeem the greatest number of shares of Preferred Stock then legally permitted and will redeem the remaining Preferred Stock as soon as legally permitted. Redeemed Preferred Stock will be cancelled and will cease to be outstanding.

So long as the Preferred Stock is outstanding, the Company shall not redeem or repurchase any Junior Securities.

Voting Rights	Preferred Stock will vote together with the shares of Common Stock (on an as-converted basis) as a single class on all matters.

Terms of Warrants

Vested Warrants

The Warrants will entitle the holder thereof to purchase a number of shares of Common Stock equal to approximately 15% of the fully diluted equity of the Company (determined after giving effect to the management option pool but without giving effect to the Warrants and with the exact percentage to be determined so as to result in the initial 65%/25%/10% split between STG, Elliott and the management option pool referenced in “Terms of the Investment – The Transaction” above) as of immediately following the Closing.

Except as provided under “Sale Transaction,” the Warrants may be exercised at any time from and after the Closing.

Exercise Price	$0.01 per share of Common Stock.

Sale Transaction	In the event of an acquisition of 100% of the equity of the Company by any person (whether by merger or sale of securities) (a “Sale Transaction”), including any Sale Transaction constituting a Triggering Event, the Company will be entitled to terminate the Warrants immediately following consummation of such Sale Transaction. Holders of Warrants shall be entitled to prior notice of any Sale Transaction and shall be permitted to exercise the Warrants effective immediately prior to, and subject to consummation of, such Sale Transaction.

Adjustments	The Exercise Price and number of shares issuable upon exercise of Warrants will be appropriately adjusted for stock splits, recapitalizations and similar events. In the case of any recapitalization, business combination or reorganization in which the Preferred Stock is converted into or exchanged for the right to receive other securities, cash or other assets (other than a Sale Transaction), the Warrants will be automatically converted into warrants to purchase such other securities, cash or other assets as may be issued or exchanged for the number of shares of Preferred Stock issuable upon exercise of the Warrants immediately prior to such recapitalization, business combination, reorganization or reclassification.

Stockholder and Registration Rights Agreement

Stockholders Agreement	All stockholders of the Company at Closing will enter into a Stockholders Agreement having customary terms and conditions for a transaction of this type, including the terms and conditions described below.

Board of Directors

At closing, the Board of Directors will consist of six members, including:

•   Four (4) individuals designated by STG;

•   One (1) individual designated by Elliott; and,

•   the Chief Executive Officer of the Company.

Elliott will continue to be entitled to such designee so long as Elliott owns at least 20% of its initial equity position.

STG Voting Rights	Provision will be made so that STG will be entitled to the voting power associated with its fully diluted equity ownership (without the need to exercise the Convertible Notes).

Protective Provisions

Approval of Elliott (or its Permitted Transferee (as defined below)) will be required for the Company or any of its Subsidiaries to take any of the following actions:

•   engage in transactions between the Company and STG or any of STG’s affiliates, other than transactions on an arm’s-length basis (subject to the section below titled “Offshore Development and Services” below);

•   distribute securities, cash or other assets on a non pro rata basis;

•   issue Equity Securities (i) at a price below Fair Market Value or (ii) ranking senior to the Preferred Stock;

•   amend the Stockholders Agreement or the Registration Rights Agreement (as defined below);

•   so long as Elliott or its Permitted Transferee hold at least 5% of the outstanding shares of Common Stock (on a fully-diluted basis), amend its Certificate of Incorporation, Bylaws or similar governing documents, in each case, other than amendments that would not modify the terms of the Preferred Stock in an adverse manner.

Elliott will be provided with written notice prior to the Company engaging in any transaction with STG or any of STG’s affiliates and will be provided promptly with any information that it reasonably requests regarding such transaction.

“Fair Market Value” means fair market value, as determined in good faith by the Board of Directors; provided, that if any holder of at least 10% of the outstanding shares of Common Stock (on a fully-diluted basis) objects to a determination of Fair Market Value, such amount shall be determined by an expedited external review mechanism to be determined.

Offshore Development and Services	The Company will subcontract its offshore development and services work to Symphony Services, subject to fair pricing consistent with what Symphony Services charges to other third party clients for similar services, subject to the approval of Elliott (which approval shall not be unreasonably withheld, delayed or conditioned). Elliott will be entitled to receive reasonable documentation as to Symphony Services’ standard pricing for such services, and as to prevailing market pricing for such services, before acting on any request for approval.

Information Rights	Until a QPO, each stockholder that holds at least 5% of the outstanding shares of Common Stock (on a fully-diluted basis) will be entitled to receive audited annual, and unaudited quarterly and monthly, financial statements, and such other financial information as such stockholder shall reasonably request.

Preemptive Rights	Until a QPO, each securityholder that holds at least 5% of the outstanding shares of Common Stock (on a fully-diluted basis) will have preemptive rights with respect to any issuance of Equity Securities (other than pursuant to Excluded Transactions) to maintain such person’s percentage of fully diluted equity.

Restrictions on Transfer	Prior to an initial public offering (“IPO”), no securityholder may sell, transfer, pledge or otherwise dispose of (“Transfer”) any Equity Securities other than (i) to a Permitted Transferee (to be defined) or (ii) following compliance with the Right of First Offer and Tag-Along Right described below.

Right of First Offer and Tag-Along Right

In the event any securityholder proposes to transfer Equity Securities prior to an IPO, other than to a Permitted Transferee, then first the Company and then Elliott (so long as it holds at least 5% of the outstanding shares of Common Stock (on a fully-diluted basis)) and STG (on a pro rata basis, together with their respective Permitted Transferees) will have:

•   a right of first offer to purchase all, but not less than all, of such Equity Securities proposed to be Transferred; and

•   if the Company and Elliott and STG (together with their respective Permitted Transferees) do not exercise the Right of First Offer with respect to all offered Equity Securities, a Tag-Along Right (together with the other stockholders) to participate in such Transfer on the same terms and conditions as the proposing stockholder.

Compelled Sale Rights

So long as STG (together with its Permitted Transferees) continues to hold at least 30% of the outstanding shares of Common Stock (on a fully-diluted basis), and so long as an IPO has not been completed, then, if STG shall receive an arm’s-length, bona fide offer from an unaffiliated third party to purchase 100% of the equity of the Company, then STG shall have the right to cause each other stockholder to sell all of such stockholder’s Equity Securities on the same terms and conditions applicable to STG (other than commercially reasonable arms-length transactions or arrangements entered into by STG or its affiliates in good faith with such third party or its affiliates in connection with such transaction); provided that each such stockholder shall be required to make only customary representations as to such stockholder (i.e., organization, authorization, conflicts, title and brokers) and liability of each such stockholder shall be pro rata in accordance with the securities sold and limited to such stockholder’s proceeds in the transaction.

Elliott will be provided with written notice of any such offer and will be provided promptly with any information that it reasonably requests regarding such proposed transaction.

Transferability of Elliott’s Rights	Subject to applicable laws, Elliott shall be entitled to assign its governance, registration and other rights under the Stockholders Agreement, in whole or in part, as part of any Transfer of shares made in accordance with the transfer restrictions described above.

Registration Rights

Demand Registration. Beginning six months following an IPO, Elliott will have the right to three demand registrations, provided that each such demand registration shall be for no less than $10,000,000 worth of shares of Common Stock.

Form S-3. Elliott will be entitled to unlimited registrations on Form S-3 (or any successor form then in effect), provided that each registration on Form S-3 shall be for no less than $3,000,000 worth of shares of Common Stock. An S-3 registration will not count as a demand registration.

Piggy Back Registration. Following the IPO, Elliott will have unlimited pro rata piggy back registration rights, subject to standard underwriter cutbacks.

Expenses. The Company will bear customary expenses in connection with each demand registration, S-3 registration and piggy back registration.

Additional Matters

Management Options	The available pool for the grant of Common Stock option to Company management shall total 10% of fully diluted (determined giving effect to the Warrants and the option pool) Common Stock (5 year vesting, 1 year cliff).

Sharing of Fees	Any closing or post-closing fees (e.g. management fees, transaction fees, advisory fees) to be split on a pro rata basis (based on aggregate investments) between STG and Manchester.

Expense Reimbursement	Upon Closing, the Company will reimburse STG for its expenses in connection with the Transaction and Elliott for its expenses incurred in connection with the Transaction after April 10, 2009.

Preferred Stock Structure	If so requested by Elliott, the Preferred Stock (and underlying Common Stock) will be issued in multiple classes or series such that the aggregate voting power of all shares issued to the Elliott investors may be exercised by a single entity.

Press Release	STG shall use reasonable efforts to provide Elliott with the opportunity to include a quote in the MSC press release issued upon announcement of the transaction; provided, that if MSC refuses to consent to such inclusion, Elliott and STG shall issue simultaneously with the MSC press release a joint press release in form and substance reasonably satisfactory to Elliott and STG.

Additional Funding	To the extent necessary to support MSC’s working capital requirements as determined by the Company’s board of directors, STG and Elliott shall each make additional investments in equal amounts not to exceed $2,000,000 each in the aggregate. Each such investment will be made (i) in the case of Elliott, in the form of additional shares of Preferred Stock and Notes and (ii) in the case of STG, in the form of additional shares of Preferred Stock and Convertible Notes. The amount of each such security so issued will be determined, and the management option pool will be increased, in the case of each such additional investment so as to preserve the relative 65%/25%/10% fully diluted equity split among STG, Elliott and the management option pool, respectively.